CUSIP No. 102565108
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
Bowl America Incorporated
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
102565108
(CUSIP Number)

Merle Fabian
c/o Bowl American Incorporated
6446 Edsall Road
Alexandria, Virginia 22312
(703) 941-6300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 16, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 102565108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Merle Fabian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ( ) (b) ( )
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	11AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 102565108
This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2019 and amended on June 1, 2021 (as amended to date, the “Schedule 13D”), which relates to the Class A common stock, par value $0.10 per share of Bowl America Incorporated (the “Issuer” or the “Company”). This Amendment No. 2 is being filed to reflect the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of May 27, 2021 (as may be amended from time to time, the “Merger Agreement”), by and among the Company, Bowlero Corp. (“Parent”), and Potomac Merger Sub, Inc., an indirect, wholly-owned subsidiary of Parent (“Merger Sub”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 of the Statement is hereby amended and supplemented by the following:
On August 16, 2021, Parent and the Issuer consummated the transactions contemplated by the Merger Agreement, pursuant to which Merger Sub merged with and into the Issuer, with the Issuer surviving the merger as an indirect wholly-owned subsidiary of Parent (the “Merger”), and, accordingly, the Reporting Person no longer has beneficial ownership of any Common Stock.
As a result of the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than certain shares of Common Stock as set forth in the Merger Agreement) was converted into the right to receive $8.53 in cash, without interest, in accordance with the Merger Agreement.
Item 5. Interests in Securities of the Issuer.
(a) and (b). As of the date hereof, the Reporting Person does not beneficially own any Common Stock.
(c) Except as otherwise described in this Statement, the Reporting Person has not engaged in any transaction in shares of Common Stock in the last 60 days.
(d) Not applicable.
(e) As a result of the Merger consummated on August 16, 2021, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of the Class A Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Statement is hereby supplemented by the following:
The information set forth or incorporated by reference in Item 4 is incorporated by reference in its entirety into this Item 6.

CUSIP No. 102565108

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 16, 2021
/s/        Merle Fabian
 Merle Fabian